

June 30, 2020

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, MD 20814

      Re: ProShares Trust II
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 12, 2020
           File No. 333-237993

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors, page 5

1. We note your response to our prior comment 2. Please revise the second risk factor on page 20 to discuss how the funds' early move to the September 2020 contract, which was near the time of the Oil Subindex's early roll to the September contract, impacted performance, relative to what performance would have been if the benchmark had not changed.

General

2.	We note the disclosure in the Form 8-K filed on June 25 regarding a change to investment strategies for the Oil Funds through additional portfolio adjustments as well as an intended change to a new benchmark. Please revise the prospectus throughout to describe the short-term portfolio adjustments as well as the intended long-term change to the benchmark, including, for example, a complete description of the new benchmark along with updated investment objectives and strategies and risk factors disclosure.

	Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any questions.

		Sincerely,

		Division of Corporation Finance
		Office of Finance